John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law Group

2041 West 141st Terrace, Suite 119

Leawood, KS  66224

Phone: 913.660.0778   Fax: 913.660.9157

 john.lively@1940actlawgroup.com

July 13, 2011

Mr. Edward P. Bartz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Plainsboro Funds (the “Trust”) (File Nos. 811-22560 and 333-174385)

Dear Mr. Bartz:

On May 20, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) its initial registration statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (collectively, the “Registration Statement”).  The Registration Statement relates to the initial series portfolio of the Trust – the Plainsboro China Fund (the “Fund”).

On June 16, 2011, you provided comments to me relating to the Registration Statement.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Pre-Effective Amendment No. 1 to the Registration Statement.  The Pre-Effective Amendment No. 1 is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Registration Statement as described in this letter, and to make other minor and conforming changes.

Prospectus

Cover Page

1.

Comment:

Please provide the Fund’s exchange ticker symbol.  Additionally, please delete the adviser’s name and mailing address as well as the Fund’s telephone number as these are not required to be on the cover page of the prospectus.

Response:

In regards to the exchange ticker symbol, the Trust will not be able to obtain a ticker symbol until it has begun operations and reached certain thresholds necessary to obtain the ticker symbol.  In regards to the second portion of the comment, the Trust has revised the disclosure as you have requested.

Summary – Principal Investment Strategies

2.

Comment:

For the purpose of the Fund’s 80% policy of investing in securities of issuers located in China and Taiwan, the first paragraph identifies a number of criteria used to determine whether a company is “located” in a country.  Specifically, the third sentence states that the Fund will consider company to be “located” in a country if it (i) is organized under the laws of that country; (ii) derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services or has at least 50% of its assets located in that country; (iii) has the primary trading markets for its securities in that country; or (iv) is a governmental entity or an agency, instrumentality or political subdivision of that country.  Please clarify whether an issuer that meets only one or more of these factors would be a Chinese issuer.  Additionally, please explain how factors (i) and (iii) would each cause an issuer to be economically tied to China.  See Investment Company Act Release No. 24828 (Jan. 17, 2001)

Response:

The sentence lists factors (i) through (iv) and states that a company is considered located in a particular country if it meets (i), (ii), (iii) ... or (iv) (emphasis added).  The Trust uses the word “or” before (iv) to indicate that a company need only meet one of the four criteria in order to be considered located in a particular country.  Factors (i) and (iii) have been long been recognized in the industry as factors indicating a company’s exposure to the risks of a country or geographic region.  The Securities and Exchange Commission has acknowledged this fact as noted in footnotes 24 and 25 to Investment Company Act Release No. 24828 (Jan. 17, 2001).  In regards to factors (i) and (iii) and how they contribute to an issuer being economically tied to a particular country, a company organized under the laws of China, for example, would have to comply with Chinese rules and regulations and the regulators that enforce those rules.  It would follow from this that unless a company has an interest in conducting business in China and is willing to comply with its rules and be subject to its regulators, it would not make the decision to organize itself as a Chinese company. In regards to (iii) which addresses being listed on an exchange in a particular country, a company traded on a Chinese stock exchange, for example, would have to comply with the rules of the exchange and would want to gain access to the Chinese capital markets, exposing it to certain risks of that region.

Summary – Principal Investment Risks

3.

Comment:

In the Risk of Debt Securities disclosure, the risks describe the risks of investing in high-yield securities.  Please disclose this strategy to invest in debt securities of any credit quality, and provide a summary of that strategy in the Principal Investment Strategies section.

Response:

The Trust has removed the disclosure regarding investments in high yield securities as the investment adviser to the Fund has advised the Trust that such investments will not be a part of the Fund’s principal investment strategies.

4.

Comment:

The Risk of Debt Securities disclosure describes the risks associated with investing in high-yield securities.  Please add the term “junk bonds” to this disclosure.

Response:

The Trust has removed the disclosure regarding investments in high yield securities as the investment adviser to the Fund has advised the Trust that such investments will not be a part of the Fund’s principal investment strategies.

Summary – Tax Information

5.

Comment:

Disclosure in this section provides that the Fund’s distributions will be taxed as ordinary income or capital gains, unless the shareholder is investing through a tax-deferred arrangement.  Please add disclosure to this section that investments in a tax-deferred arrangement may be taxable at some later date upon withdrawal from the Fund.

Response:

The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Cover Page

6.

Comment:

Please provide the Fund’s exchange ticker symbol.

Response:

The Trust will not be able to obtain a ticker symbol until it has begun operations and reached certain thresholds necessary to obtain the ticker symbol.

Trustees and Officers

7.

Comment:

The third paragraph of this section states that the Board of Trustees has considered the overall leadership structure of the Trust and has established committees designed to facilitate the governance of the Trust.  Please disclose why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.

Response:

The Trust has revised the disclosure to reflect the anticipated determination of the Board of Trustees as you have requested.

Trustee Qualifications

8.

Comment:

The table following disclosure of the qualifications of each individual trustee provides a column under the caption “Other Directorships Held by Director.”  Please modify the table or provide other disclosure of any directorships held by each director during the past five years.

Response:

The Trust has revised the disclosure as you have requested.

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The Trust acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

At this time, the Fund is not seeking FINRA approval.  Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively